CUSIP No. 404172108	Page 1 of 27 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 6

Under the Securities Exchange Act of 1934

HF Financial Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

404172108
(CUSIP Number)

Mr. John Palmer
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL 60540
630-848-1340
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 404172108	Page 2 of 27 Pages

1		NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 255,316
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 255,316
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 3 of 27 Pages

1		NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,588
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON PN

MILW_

CUSIP No. 404172108	Page 4 of 27 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,847
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 5 of 27 Pages

1		NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 169,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 169,344
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 6 of 27 Pages

1		NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 529,905
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 529,905
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 7 of 27 Pages

1		NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,095
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,095
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 8 of 27 Pages

1		NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,847
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,847
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 404172108	Page 9 of 27 Pages

1		NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 567,752
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 567,752
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 10 of 27 Pages

1		NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 571,752
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 571,752
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,252
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 11 of 27 Pages

1		NAME OF REPORTING PERSON PL Capital Defined Benefit Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,657
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14		TYPE OF REPORTING PERSON EP

CUSIP No. 404172108	Page 12 of 27 Pages

1		NAME OF REPORTING PERSON Beth R. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less Than 0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 13 of 27 Pages

1		NAME OF REPORTING PERSON Robin Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less Than 0.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 14 of 27 Pages

1		NAME OF REPORTING PERSON Kevin V. Schieffer Grantor Retained Annuity Trust, Kevin V. Schieffer Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 116,365
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 404172108	Page 15 of 27 Pages

1		NAME OF REPORTING PERSON Kevin V. Schieffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 116,365
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 404172108	Page 16 of 27 Pages

Item 1.	Security and Issuer

This Amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of HF Financial Corp. (the “Company” or “HF Financial”).  The address of the principal executive offices of the Company is 225 South Main Avenue, Sioux Falls, South Dakota 57104.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.

By virtue of Kevin R. Schieffer agreeing to serve as a nominee for election to the Company’s Board of Directors in connection with the nomination of director candidates by the PL Capital Group (as defined below), Mr. Schieffer and the Kevin V. Schieffer Grantor Retained Annuity Trust (the “Grantor Trust”), established for the benefit of family members of Kevin V. Schieffer, with Kevin V. Schieffer as the sole trustee, may be deemed to constitute a “group” with the PL Capital Group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Schieffer and the Grantor Trust expressly disclaim beneficial ownership of securities held by the PL Capital Group.  The securities reported herein as being beneficially owned by Mr. Schieffer and the Grantor Trust do not include any securities held by any member of the PL Capital Group.

The parties identified in the list below constitute the “PL Capital Group”.  The PL Capital Group expressly disclaims beneficial ownership of securities held by Mr. Schieffer and the Grantor Trust.  The securities reported herein as being beneficially owned by the PL Capital Group do not include any securities held by Mr. Schieffer and the Grantor Trust.

●	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”).

●	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”).

●	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”).

●
PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and beneficiary of the PL Capital Defined Benefit Pension Plan (“PL Capital”).

●
PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”).

●	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”).

●	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”).

●
John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC and beneficiaries of the PL Capital Defined Benefit Pension Plan (“PL Capital Pension Plan”).

●	John W. Palmer as an individual.

●	PL Capital Pension Plan, a pension plan for PL Capital and its managing members Messrs. Palmer and Lashley.

●	Richard J. Lashley as an individual and jointly with his spouse, Beth R. Lashley; and as holder of certain discretionary authority over an account held by Dr. Robin Lashley, his sister.

CUSIP No. 404172108	Page 17 of 27 Pages

●	Beth R. Lashley jointly with her spouse, Richard J. Lashley.

●	Dr. Robin Lashley as an individual.

The joint filing agreement of the PL Capital Group, Kevin V. Schieffer and the Grantor Trust is attached as Exhibit 1 to Amendment No. 4 to the Schedule 13D.  While Mr. Schieffer and the Grantor Trust may be deemed to constitute a “group” with the PL Capital Group for purposes of Section 13(d)(3) of the Exchange Act, due to Mr. Schieffer agreeing to serve as a nominee for election to the Company’s Board of Directors in connection with the nomination of director candidates by the PL Capital Group, Mr. Schieffer is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the PL Capital Group as to how Mr. Schieffer, if elected as a director of the Company, will act or vote on any issue or question.

(a)-(c)             This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(2)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP.

(4)	shares of Common Stock held in the name of PL Capital Pension Plan. Messrs. Lashley and Palmer are the beneficiaries of the plan.

(5)	Shares of Common Stock held by Mr. Palmer as an individual.

(6)
shares of Common Stock held by Mr. Lashley: (A) as an individual; (B) jointly with Mrs. Lashley; and (C) a holder of certain discretionary authority over an account held by his sister Dr. Robin Lashley.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Pension Plan, Mr. Palmer, Mr. Lashley, Mrs. Lashley and Dr. Robin Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

PL Capital Pension Plan is a defined benefit pension plan for the benefit of the principals of PL Capital, Messrs. Palmer and Lashley.

Beth Lashley is a certified public accountant (inactive) who is not currently employed.

The principal employment of Dr. Robin Lashley is college professor at Kent State University, Tuscarawas Campus, 330 University Drive NE, New Philadelphia, Ohio 44663.

CUSIP No. 404172108	Page 18 of 27 Pages

The business address of Mr. Schieffer and the Grantor Trust is c/o Schieffer Consulting, Inc., 1601 E. 16th Street, Suite 300, Sioux Falls, South Dakota 57108.  Mr. Schieffer is a self-employed investor.  The Grantor Trust was organized under the laws of the state of South Dakota.

 (d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither Mr. Schieffer nor the Grantor Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.  During the past five years, neither Mr. Schieffer nor the Grantor Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group and Mr. Schieffer are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group, Mr. Schieffer and the Grantor Trust own 688,717 shares of Common Stock of the Company acquired at an aggregate cost of $7,255,061.

The amount of funds expended by Financial Edge Fund to acquire the 255,316 shares of Common Stock it holds in its name is $2,611,818.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas Prime Brokerage, Inc. (BNP Paribas).

The amount of funds expended by Financial Edge Strategic to acquire the 93,588 shares of Common Stock it holds in its name is $954,782.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 37,847 shares of Common Stock it holds in its name is $359,030.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 169,344 shares of Common Stock it holds in its name is $1,681,125.  Such funds were provided from Focused Fund’s available capital and from time to time from margin loans provided to BNP Paribas.

The amount of funds expended by PL Capital Pension Plan to acquire the 11,657 shares of Common Stock it holds in its name is $97,671.  Such funds were provided from PL Capital Pension Plan’s available capital.

The amount of funds expended by Mr. Palmer to acquire the 100 shares of Common Stock he holds in his name is $919.  Such funds were provided from Mr. Palmer’s personal funds.

The amount of funds expended by Mr. Lashley to acquire the 500 shares of Common Stock he holds in his name is $6,259.  Such funds were provided from Mr. Lashley’s personal funds.

The amount of funds expended by Mr. and Mrs. Lashley to acquire the 2,000 shares of Common Stock they hold jointly is $17,009.  Such funds were provided from their personal funds.

CUSIP No. 404172108	Page 19 of 27 Pages

The amount of funds expended by Dr. Lashley to acquire the 2,000 shares of Common Stock she holds in her name is $19,425.  Such funds were provided from Dr. Lashley’s personal funds.

The amount of funds expended by the Grantor Trust to acquire the 116,365 shares of Common Stock is $1,507,023.  Such funds were provided from Mr. Schieffer’s personal funds.

Any purchases of Common Stock made by members of the PL Capital Group, Mr. Schieffer or the Grantor Trust using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group, Mr. Schieffer or the Grantor Trust may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to such parties.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no member of the PL Capital Group, Mr. Schieffer or the Grantor Trust has margin or other loans outstanding secured by Common Stock other than Financial Edge Fund, Financial Edge Strategic,  Goodbody/PL LP and Focused Fund.

Item 4.	Purpose of Transaction

This is the sixth amendment to the PL Capital Group’s initial Schedule 13D filing.  The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  Mr. Schieffer and the Grantor Trust acquired shares of Common Stock because they believed that the Common Stock was undervalued and represented an attractive investment.

On October 11, 2011, the PL Capital Group sent a letter to the Company responding to a number of statements in soliciting material that the Company filed with the Securities and Exchange Commission on October 7, 2011, as well as the Company’s press release dated September 30, 2011.  A copy of the letter is attached hereto as Exhibit 15.

On October 4, 2011, the PL Capital Group sent a letter to the Company requesting additional information about the Company’s statements in a press release dated September 30, 2011.  A copy of the letter is attached hereto as Exhibit 13.  The Company responded in a letter dated October 7, 2011.  A copy of the letter is attached hereto as Exhibit 14.

On September 16, 2011, the PL Capital Group sent a letter to the Company requesting that the Company delay the current search for a Chief Executive Officer, among other things.  A copy of the letter is attached as Exhibit 12 to Amendment No. 5 to the Schedule 13D.

On August 17, 2011, Mr. Lashley submitted notice to the Company of his intent to nominate Mr. Palmer and Mr. Schieffer as nominees for election as directors at the Company’s 2011 Annual Stockholder Meeting.  A copy of the nomination letter is attached as Exhibit 5 to Amendment No. 4 to the Schedule 13D.

In connection with Mr. Lashley’s intent to nominate directors, Mr. Lashley submitted a stockholder demand for inspection of stockholder records to the company on August 18, 2011, a copy of which is attached as Exhibit 6 to Amendment No. 4 to the Schedule 13D.  The Company responded to the demand letter on August 25, 2011 to indicate that it would provide to the PL Capital Group the information it is entitled to examine under Delaware law.  See Exhibit 7 attached to Amendment No. 5 to the Schedule 13D.  The PL Capital Group and the Company then exchanged letters clarifying the information to be provided to the PL Capital Group and the cost of such information.  See Exhibit 8, Exhibit 9, Exhibit 10 and Exhibit 11 each attached to Amendment No. 5 to the Schedule 13D.

CUSIP No. 404172108	Page 20 of 27 Pages

On January 8, 2010, the PL Capital Group sent a letter to the Board of Directors outlining concerns related to the Company’s compliance with the Standstill Agreement discussed below, a copy of which is attached as Exhibit 4 to Amendment No. 3 to the Schedule 13D.

On December 1, 2009, the PL Capital Group sent a letter to the Board of Directors outlining concerns related to the Company’s common stock offering, a copy of which was attached as Exhibit 3 to Amendment No. 2 to the Schedule 13D.

On August 26, 2009, the PL Capital Group entered into a Standstill Agreement (the “Agreement”) with HF Financial, a copy of which was attached as Exhibit 2 to Amendment No. 1 to the Schedule 13D.  The Agreement was entered into after HF Financial’s board of directors decided to adopt a majority voting policy, and the Agreement has now expired.

Members of the PL Capital Group, Mr. Schieffer or the Grantor Trust may make further purchases of shares of Common Stock.  Members of the PL Capital Group,  Mr. Schieffer or the Grantor Trust may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Exchange Act and the regulations thereunder, the PL Capital Group, Mr. Schieffer and the Grantor Trust have such a purpose.  Except as noted in this Amended Schedule 13D, no member of the PL Capital Group, Mr. Schieffer or the Grantor Trust has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon 6,974,272 outstanding shares of Common Stock, as determined by the Issuer’s most recently available public information, as of the close of business on June 30, 2011.  The transactions of the PL Capital Group, Mr. Schieffer and the Grantor Trust in the Common Stock since the filing of Amendment No. 5 to the Schedule 13D are noted below:

(A)   Financial Edge Fund

(a)-(b)    See cover page.

(c)           Financial Edge Fund has made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)   Financial Edge Strategic

(a)-(b)           See cover page.

(c)           Financial Edge Strategic has made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 404172108	Page 21 of 27 Pages

(C)   Goodbody/PL LP

(a)-(b)           See cover page.

(c)           Goodbody/PL LP has made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)   Focused Fund

(a)-(b)           See cover page.

(c)           Focused Fund has made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(d)           PL Capital is the general partner of Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

(E)   PL Capital

(a)-(b)           See cover page.

(c)           PL Capital has made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(d)           PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)   PL Capital Advisors

(a)-(b)           See cover page.

(c)           PL Capital Advisors has made no purchases or sales of Common Stock directly.
(d)           PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)   Goodbody/PL LLC

(a)-(b)           See cover page.

(c)           Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

CUSIP No. 404172108	Page 22 of 27 Pages

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)   Mr. John W. Palmer

(a)-(b)           See cover page.

(c)           Mr. Palmer has made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(I)   Richard J. Lashley and Beth R. Lashley

(a)-(b)           See cover page.

(c)           Mr. Lashley and Mrs. Lashley have made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(J)   PL Capital Pension Plan

(a)-(b)           See cover page.

(c)           PL Capital Pension Plan has made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(d)           PL Capital Pension Plan is a defined benefit plan for PL Capital and its managing members Messrs. Lashley and Palmer.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital Pension Plan.  Therefore, PL Capital and PL Capital Pension Plan may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital Pension Plan.

(K)   Dr. Robin Lashley

(a)-(b)           See cover page.

(c)           Dr. Lashley has made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(L)   Grantor Trust and Kevin V. Schieffer

(a)-(b)           See cover page.

(c)           Neither the Grantor Trust nor Mr. Schieffer has made no purchases or sales since the date of Amendment No. 5 to the Schedule 13D.

(d)           Mr. Schieffer established the Grantor Trust for the benefit of his family members and is the sole trustee of the Grantor Trust.  As the sole trustee, Mr. Schieffer has the power to direct the affairs of the Grantor Trust.

CUSIP No. 404172108	Page 23 of 27 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund:   PL Capital  and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Palmer has agreements with the limited partnerships and companies managed and advised by PL Capital, LLC, Goodbody/PL Capital, LLC and PL Capital Advisors, LLC, whereby Mr. Palmer is indemnified by the limited partnerships and companies for any liabilities he may incur in connection with his duties, including PL Capital Group’s intended solicitation of proxies for use at the 2011 Annual Meeting of Shareholders of the Company.  Those limited partnerships and companies will also reimburse Mr. Palmer for any expenses that he reasonably incurs in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2011 Annual Meeting of Shareholders of the Company.  Mr. Palmer is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the PL Capital Group, Mr. Schieffer or the Grantor Trust (or any other person) as to how Mr. Palmer, if elected as a director of the Company, will act or vote on any issue or question.

Mr. Schieffer has an agreement with the limited partnerships and companies managed and advised by PL Capital, LLC, Goodbody/PL Capital, LLC and PL Capital Advisors, LLC, whereby Mr. Schieffer is indemnified by the limited partnerships and companies for any liabilities he may incur in connection with PL Capital Group’s intended solicitation of proxies for use at the 2011 Annual Meeting of Shareholders of the Company.  Those limited partnerships and companies will also reimburse Mr. Schieffer for any expenses that he reasonably incurs in connection with the PL Capital Group’s intended solicitation of proxies for use at the 2011 Annual Meeting of Shareholders of the Company.  Mr. Schieffer is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the PL Capital Group (or any other person) as to how Mr. Schieffer, if elected as a director of the Company, will act or vote on any issue or question.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 4 to the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 404172108	Page 24 of 27 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.*

2	Standstill Agreement, dated August 26, 2009.*

3	Letter from PL Capital to Board of Directors dated December 1, 2009.*

4	Letter from PL Capital to Board of Directors dated January 8, 2009.*

5	Notice of Intent to Nominate Directors from Richard J. Lashley to Secretary of the Company dated August 17, 2011.*

6	Stockholder Demand for Inspection of Stockholder Records from Richard J. Lashley to Secretary of the Company dated August 18, 2011.*

7	Letter from Secretary of the Company to Richard J. Lashley dated August 25, 2011.*

8	Letter from Richard J. Lashley to Secretary of the Company dated August 30, 2011.*

9	Letter from Secretary of the Company to Richard J. Lashley dated September 6, 2011.*

10	Correspondence via e-mail from Richard J. Lashley to Secretary of the Company dated September 6, 2011.*

11	Letter from Secretary of the Company to Richard J. Lashley dated September 8, 2011.*

12	Letter from Richard J. Lashley and John W. Palmer to the Board of Directors of the Company dated September 16, 2011.*

13	Letter from Richard J. Lashley to the Board of Directors of the Company dated October 4, 2011.

14	Letter to Richard J. Lashley from the Board of Directors of the Company dated October 7, 2011.

15	Letter from Richard J. Lashley and John W. Palmer to the Board of Directors of the Company dated October 11, 2011.

* Filed previously.

CUSIP No. 404172108	Page 25 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           October 11, 2011

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 404172108	Page 26 of 27 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 404172108	Page 27 of 27 Pages

PL CAPITAL DEFINED BENEFIT PENSION PLAN By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley
KEVIN V. SCHIEFFER GRANTOR RETAINED ANNUITY TRUST By: /s/ Kevin V. Schieffer Kevin V. Schieffer Trustee

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley
By: /s/ Beth R. Lashley Beth R. Lashley
By: /s/ Robin Lashley Robin Lashley
By: /s/ Kevin V. Schieffer Kevin V. Schieffer